UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar concludes the sale of its stake in ConectCar

São Paulo, October 1, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar" or “Company”), as a complement to the Market Announcement of June 25, 2021, announces the conclusion of the sale of its equity interest in ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), through its subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), to Portoseg S.A., a company controlled by Porto Seguro S.A.

The sale price of the 50% stake in ConectCar is R$ 165 million, to be paid today, and it is still subject to possible adjustments due to changes in working capital and net debt position.

Consistent with the information that the Company has been providing to its shareholders and to the capital markets, the sale of ConectCar is in line with Ultrapar’s portfolio review process, seeking greater complementarity and synergies among its businesses, with investments focused on existing opportunities in the energy and infrastructure sectors, with increasing focus on the energy matrix transition. The sale of ConectCar also contributes to the concentration of efforts and investments in Abastece Aí, that combines the abastece aí app and the Km de Vantagens loyalty program in a platform focused on the driver's ecosystem, fully controlled by Ultrapar.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)